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Exhibit 3.2

THE TITAN CORPORATION
Amendment to Bylaws

        On February 4, 2005, the Board of Directors approved the following amendment to the Bylaws.

          1.     Article III, Section 3.02 of the Bylaws is hereby amended to read in its entirety as follows:

"ARTICLE III
BOARD OF DIRECTORS

          SECTION 3.02    Number, Qualification, and Term of Office.    The number of directors shall be ten (10); provided, however, that the number of directors may be increased in the event of certain specified arrearages in the payment of dividends on the $1.00 Cumulative Preferred Stock of the Corporation, such increases to be in the number, for the period of time effected in the manner, prescribed in the Certificate of Incorporation. Directors need not be stockholders. Each of the directors of the Corporation shall hold office until the annual meeting of stockholders held next after his election and until his successor shall have been duly elected and shall qualify, or until his death in office, or until he shall resign or shall have been removed in the matter hereinafter provided."

          2.     Article III of the Bylaws shall remain the same in all other respects.

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  Exhibit 3.2